

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2020

Owen Hughes
President and Chief Executive Officer
Cullinan Oncology, LLC
One Main Street
Suite 520
Cambridge, MA 02142

> **Re: Cullinan Oncology, LLC**
> **Amendment 1 to Draft Registration Statement on From S-1**
> **Submitted December 9, 2020**
> **CIK No. 377-03734**

Dear Mr. Hughes:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment 1 to Draft Registration Statement on Form S-1 filed December 9, 2020

Our Pipeline, page 3

1.   We note your response to our prior comment 3 regarding your continued inclusion of the terminated programs in your pipeline table. While we understand your view that the inclusion of the terminated programs further demonstrates the company's commitment to its business model and strategy, we note that the efficient allocation of capital resources and termination of candidate programs is not unique to your hub-and-spoke model. Additionally, terminated programs are no longer part of your pipeline and not material to your current operations. For this reason, we request that you remove the terminated programs from the pipeline table.

<u>License Agreements , page 162</u>

2. We note your response to comment 8. Please further revise the Taiho license royalty range of "low single digit to low teen digit royalty percentages" to further narrow the range to no more than ten parentage points.

3. Please also revise the description of the royalty termination provision to quantify the number of years following the first commercial sale, as opposed to "low double digit of years following the first commercial sale."

You may contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at 202-551-7614 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Gabriela Morales-Rivera